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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____July 2003_________	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated July 7, 2003

2.

News Release dated July 29, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 9, 2004	Signed: /s/ Simon Ridgway President and Director

PILLAR

RADIUS

RESOURCES INC.

EXPLORATIONS LTD.

NR 2003-15

NR 2003-09

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

Preliminary Metallurgical Test Work: Marimba (Cerro T zone)

Silver-Gold Trench Results: Banderas Project

Vancouver, July 7, 2003 - Pillar Resources Inc. (“Pillar”) and Radius Explorations Ltd. (“Radius”) are pleased to provide an update on current exploration at the Marimba (Cerro T) and Banderas joint venture properties in southeast Guatemala.

Preliminary Marimba (Cerro T) Metallurgical Test Work

Preliminary metallurgical test work by Acme Analytical Laboratories in Vancouver indicates that the mineralized silicified breccia horizon at Cerro T, first drill tested in May, will be readily amenable to conventional heap leach extraction.

Bottle-roll tests on a 100g composite sample of drill core from four mineralized intercepts (holes MDD006 to MDD009 reported in Pillar and Radius news releases, June 16, 2003), indicate greater than 95% recovery of gold in 24 hours in 1% cyanide solution.  The composite sample fire assayed 1.91g/t Au of which 1.90 g/t Au was recovered during the bottle roll test.  Total sulphur is 0.1% and sulphide sulphur is 0.05%.  Holes MDD 006 to MDD 009 returned consistent gold grades with a weighted average of the four intersections of 1.18 g/t Au over 20.3 metres.

A second phase of drilling at Cerro T is planned for late July.  This program will have two main objectives:

1.   to establish a near surface, heap-leachable gold resource in the area of the first phase drilling;

2.   and to expand the known strike length of the mineralized blanket to the east.

To date, drilling has tested only 700m of a >2 km long gold-in-soil anomaly.  Further drilling will also take place at Lantiquin, 1.5 km west of Cerro T, to test the strike and dip extent of gold mineralization in a broad quartz/carbonate stockwork zone intersected during drilling in May.

Banderas Project

Recent prospecting and trenching at the Banderas vein system, 20 km south-west of Marimba, have extended the known strike length of epithermal vein mineralization by 600 m.  A low angle vein (dipping 40º west), averaging 2-6 m in thickness, was located and trenched at the north-east end of the Banderas soil anomaly. Similar banded, high-grade, Au/Ag quartz veins occur in float and outcrop elsewhere on the property and trenching will be conducted in these areas.

Gold and silver assay results from recent trenching are tabulated below. Highlights include Trenches 002 and 003 which returned 4.4 m @ 13.1 g/t Au equivalent and 3.5 m @ 16.9 g/t Au equivalent respectively.

Initial geological interpretation suggests that at least 2 separate veins have been exposed in the trenches. A map showing the trench locations has been posted on the Pillar and Radius websites. Preliminary petrographic examination of vein material from Banderas, carried out at the University of British Columbia, identified mineralogical and textural evidence which suggest that the Banderas veins are at a relatively high level in the mineralizing system, with good potential for the mineralized horizon to extend to deeper levels. In contrast, the presence of base metal sulphides and the absence of chalcedonic silica in samples from the Holly prospect, suggest a greater depth of formation.

Trench Number	Channel Width (m)	Au g/t	Ag g/t	Au Eq. g/t*
Main Vein Trend
T002	4.4	12.5	41.2	13.1
T003	3.5	1.6	1074.8	16.9

T005	2.1	6.2	8.3	6.3
T006	Post Mineral Cover rocks
T007	Results pending
T008	6.7	4.3	72.0	5.3
T009	2.7	4.3	pending	n/a
T010	Post Mineral Cover rocks
T011	Results pending
Secondary Vein Trend
T001	0.6	5.8	120.9	7.5
	4.0	2.7	43.0	3.3
	1.1	3.0	430.5	7.3
T004	No significant results

*Calculated using a price ratio of 70:1 (Ag:Au)

Background Information

Pillar is earning a 60% interest in both the Marimba and Holly/Banderas projects from Radius Explorations Ltd.  To exercise the Marimba option, Pillar must spend CAD$2.5-million in exploration expenditures on the Project by October, 2005.  To exercise the Holly/Banderas option, Pillar must spend CAD$4.0-million in exploration expenditures on the Project over three years.

Pillar has agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between Radius and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba or Banderas projects to a third party, it must first offer to transfer such interest to Gold Fields.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the Cerro T and Banderas exploration programs.  The geological and assay data reported in this news release was communicated to Radius by Pillar. Radius has not independently verified the assay or geological information.  Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release have been accurately summarized from the information provided to Radius by Pillar.

For further information on Pillar Resources or Radius Explorations, please call toll free 1-888-627-9378 or visit our web sites (www.pillargold.com and www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILLAR RESOURCES INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

14.2 million

Shares Issued:

27.3 million

News Release 2003-10

July 29, 2003

GOLD FIELDS INCREASES STAKE IN RADIUS /

DRILLING CONTINUES AT GUAPINOL SOUTH

Vancouver, July 29 - Radius Explorations Ltd. (“Radius”) is pleased to announce that Gold Fields Exploration B.V. (“GFBV”) has acquired 1,904,762 common shares of Radius upon the exercise of share purchase warrants held by GFBV.  At the time of the acquisition, GFBV already held 1,904,762 common shares of the Company, and now holds 12.9% of Radius’s outstanding common shares.  The common shares were acquired by GFBV for investment purposes and in connection with the acquisition of a right of first refusal regarding property transactions from Radius.  GFBV has stated that it does not have any current intention of acquiring ownership of, or control over, additional securities of Radius.

The above transaction has provided Radius with approximately $2.38-million in additional working capital.  As of July 28, Radius had approximately $4.6-million in working capital.

Gold Fields Ltd. (“Gold Fields”) is the operator of the Tambor joint venture in Guatemala and has the right to earn a 55% interest in the Tambor Properties from Radius by spending US$5-million over three and a half years.  To date over US$3 million has been spent on these properties by Gold Fields.

Drilling is presently ongoing on the Guapinol South Zone where 350 metres of strike length and approximately 200 metres vertically have been tested to date.  If the Pozo del Coyote drilling is included (results released), over 750 metres of strike of the zone have been tested.

Gold mineralization at Guapinol and Pozo de Coyote occurs within and adjacent to quartz veins localized in an east-west trending, steeply dipping zone of mylonitized phylites.  The mylonite zone is structurally complex with evidence of an extensive history of shearing and quartz vein emplacement.

Results from the present program at Guapinol South will be compiled and released at the completion of the program.

For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

29.6 million

“signed”

Simon T. Ridgway, President